

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Hung To Pau, Ph.D.
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

> **Re: Advanced Biomed Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 27, 2023**
> **File No. 333-272110**

Dear Hung To Pau:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

Amendment No. 5 to Form S-1

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 59

1. Other expense, net represents approximately 18% of your net loss for the year ended June 30, 2023 and also increased from $36k to $683k during the year ended June 30, 2023. In this regard, please include a discussion of other expense as part of your results of operations discussion. Also, please disclose on page 64 the countries in which your cash deposits are primarily located and whether there are any material restrictions on your ability to transfer cash between countries or between the consolidated entities. Refer to Item 303 of Regulation S-K, including Item 303(a)(2)(i).

Liquidity and Capital Resources, page 62

2.   We note your statement that management has commenced a strategy to raise debt and equity and that this strategy includes financial supports from the Company's related party and shareholders as well as third parties. Please revise to state the terms and amounts of any known or expected debt or equity financings.

Our Business
Industry-Academia Cooperation, page 83

3.   We note that you have entered into two industry-academia cooperation agreements with the National Taiwan University. Please revise to state who will own any intellectual property that is developed pursuant to this partnership.

Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Fang Liu, Esq.